Exhibit 99.1

For Immediate Release
May 12, 2008

Petro-Canada Announces $1.5 Billion US Offering of Debt Securities

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta -- Petro-Canada has agreed to sell to a syndicate of underwriters in the United States $600 million US of 6.05% 10-year Notes due May 15, 2018 and $900 million US of 6.80% 30-year Notes due May 15, 2038.

It is intended that the net proceeds of this offering will be used to repay short-term notes payable and indebtedness outstanding under our syndicated credit facilities. The balance will be added to our working capital. Citi, Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are acting as joint book running managers for the offering. The offering is expected to close on May 15, 2008.

The debt securities are expected to be assigned a rating of BBB (stable) by Standard & Poor’s Ratings Services, Baa2 (stable) by Moody’s Investors Service and A (low)/(stable) by DBRS Limited.

The offering is being made in the United States under Petro-Canada’s previously filed base shelf prospectus dated March 31, 2008, which registers the issuance of up to $4 billion US in debt securities. The base shelf prospectus, as supplemented by a prospectus supplement dated May 12, 2008, contains important detailed information about the securities being offered and is available on SEDAR and EDGAR.  Before you invest, you should read the prospectus and other documents Petro-Canada has filed with the SEC for more complete information about Petro-Canada and this offering. A copy of the prospectus supplement and accompanying prospectus relating to these securities may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th floor, Brooklyn, NY 11220 (toll-free: 1-877-858-5407), or from Deutsche Bank Securities Inc. attention: Brian Guerra, Deutsche Bank, Mail Stop JCY03-0215, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901 (toll-free: 1-800-503-4611) or from HSBC Securities USA attention: Joy Dunphy 452 Fifth Avenue, New York, NY 10018 (1-212-525-4102).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or other jurisdiction. The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Andrea Ranson	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403)296-4610	Tel: (403) 296-7859

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United
States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.